EXHIBIT 35.1

[BNY Mellon Letterhead]

Statement of Compliance of The Bank of New York Mellon, as Trustee.

I, James Hall, Vice President of The Bank of New York Mellon, a New York corporation (the “Trustee”), states:

(a) A review of the Trustee’s activities for the period of January 1, 2019 through December 31, 2019 (the “Reporting Period”) and of the Trustee’s performance under the PPLUS Trust Certificates Series RRD-1 by and between Merrill Lynch Depositor, Inc. (the “Depositor”) and the Trustee has been made under my supervision.

(b) To the best of my knowledge and based on such review, the Trustee has fulfilled all of its obligations under the Trust Agreement in all material respects throughout the Reporting Period for PPLUS Trust Certificates Series RRD-1.

The Bank of New York Mellon, as Trustee

Date: March 3, 2020	/s/ James Hall James Hall Vice President